Exhibit 1

SCHEDULE A

This Schedule A sets forth information with respect to each purchase of shares of Common Stock of the Issuer which was effected by the Reporting Persons during the past sixty days. All transactions were effected in the open market through a broker.

Trade Date	Shares Purchased	Price
1/19/2017	1,500	1.43
1/20/2017	500	1.45
1/31/2017	2,244	1.84
2/27/2017	7,500	1.52
2/28/2017	22,500	1.56
3/3/2017	408	1.45
3/16/2017	924	1.38
3/17/2017	2,000	1.41
3/21/2017	1,000	1.38
3/22/2017	19,000	1.52